SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2012

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

*For full version of the Annual Report with graphs included please view attached PDF.
http://www.rns-pdf.londonstockexchange.com/rns/0371J_1-2012-8-1.pdf

CONTENTS
2	Financial Highlights
4	Chairman’s Report
5	Chief Executive’s Report
9	Summary Operating and Financial Overview
11	Directors’ Report
15	Corporate Governance Report
27	Report of the Remuneration Committee on Directors’ Remuneration
28	Statement of Directors’ Responsibilities
30	Independent Auditor’s Report
32	Presentation of Financial and Certain Other Information
34	Detailed Index*
36	Key Information
42	Principle Risks and Uncertainties
55	Information on the Company
77	Operating and Financial Review
81	Critical Accounting Policies
95	Directors, Senior Management and Employees
103	Major Shareholders and Related Party Transactions
103	Financial Information
113	Additional Information
122	Quantitative and Qualitative Disclosures About Market Risk
127	Controls and Procedures
130	Consolidated Financial Statements
186	Company Financial Statements
192	Directors and Other Information
193	Appendix
*See Index on page 34 for detailed table of contents.

Information on the Company is available online via the Internet at our website, www.ryanair.com. Information on our website does not constitute part of this Annual Report. This Annual Report and our 20-F are available on our website.

FINANCIAL HIGHLIGHTS

Summarised consolidated income statement in accordance with IFRS as adjusted – see below	2012 €M	2011 €M	Change
Operating revenue (i)	4,324.9	3,629.5	+19%
Net profit after tax	560.4	374.6	+50%
Adjusted net profit after tax (ii)	502.6	400.7	+25%
Basic EPS (in euro cent)	38.03	25.21	+51%
Adjusted basic EPS (in euro cent)	34.10	26.97	+26%
(i)
Excludes for the year ended March 31, 2012 a one off release of ticket sales revenue of €65.3 million, due to a change in accounting estimate arising from enhancements to our Revenue Accounting Systems, and

(ii)	Excludes, for the year ended March 31, 2011, estimated costs of €26.1m (net of tax) relating to the closure of airspace in April and May 2010 due to the Icelandic volcanic ash disruptions.

See reconciliation of profit for the financial year to adjusted profit for the financial year on pages 9 and 10.

Key Statistics	2012	2011	Change
Scheduled passengers	75.8m	72.1m	+5%
Fleet at period end	294	272	+8%
Average number of employees	8,438	8,063	+5%
Passengers per average no. of employees	8,983	8,942	+1%

CHAIRMAN’S REPORT

Dear Shareholders,

I am very pleased to report a 25% increase in profit after tax to a new record of €503 million.  This was a strong performance despite a €367 million rise in fuel costs which we managed to offset by a 16% rise in average fares.

During the year Ryanair delivered a number of significant milestones:

•	We grew our traffic by 5% to 76 million passengers.

•	We took delivery of 25 (net) new aircraft and we had a year-end fleet of 294 Boeing 737-800’s.

•	We opened 6 new bases and 330 new routes bringing the total number of routes operated to over 1,500.

•	We improved our industry leading passenger service with better punctuality, fewer lost bags and less cancellations.

•
We completed a share buyback of €125 million in fiscal 2012 and €68 million in April 2012, and the board have proposed a dividend of €0.34 per share amounting to approximately €489 million subject to shareholder approval at the annual general meeting.  The combination of the second special dividend (subject to shareholder approval) and previous share buybacks and dividends will mean that Ryanair has returned an industry leading €1.53 billion to shareholders over the past 5 years.

   Fuel costs as a proportion of our total operating costs have risen to 43% in fiscal 2012.  We are 90% hedged for fiscal 2013, at just over $100 per barrel and we are faced with a further €320 million increase in our fuel bill, a total increase in 2 years of €687 million.  Oil price rises and higher winter airport charges at certain government owned airports will make it commercially sound to ground up to 80 aircraft rather than suffer losses operating these aircraft during the winter when yields are significantly lower.  Nevertheless, we still expect passenger volumes in fiscal 2013 to grow by approximately 5% to 79 million passengers.

In the airline industry, we yet again face another challenging year with significantly higher fuel prices and with European government fiscal deficits resulting in austerity measures and leading to falling European consumer confidence. As recessionary pressures continue we believe more carriers will exit the industry and we intend to take advantage of those developments, as we have this year, when we opened a new base in Budapest following the closure of Malev, and significantly expanded our operations at Barcelona and Madrid following the closure of Spanair. We believe that the winners will be those airlines with strong balance sheets (we currently have over €3.8 billion in cash), the lowest costs and a strong sustainable business model.

I would like to take this opportunity to thank Paolo Pietrogrande for his contribution and commitment to Ryanair as a director over the last eleven years.  Although eligible,  Paolo has decided not to stand for re-election at the AGM on September 21, 2012 and we wish him much success in the future.

Notwithstanding the issues we face, the outstanding people at Ryanair continue to work hard on behalf of shareholders to reduce our costs while at the same time delivering the lowest fares in Europe to our 79 million passengers.  As a result, we still expect to generate significant profits in fiscal 2013 although these are likely to be lower than we enjoyed in fiscal 2012.

Yours sincerely,

    _______________

David Bonderman
Chairman
CHIEF EXECUTIVE’S REPORT

Dear Shareholders,

Our results for the past year underline the enduring strength of Ryanair’s ultra low fare airline model here in Europe.  While traffic growth has slowed, Ryanair delivered a 25% increase in annual profits to a new record of €503 million.  Our traffic grew 5% to 75.8 million, our load factor was 82% and average fare (which include optional checked in bag fees) rose by 16% to €45.  Group turnover rose 19% to €4,325 million, which included scheduled revenue growth of 22% to €3,439 million, and ancillary revenue growth of 11% to €886 million.

Operating costs rose 19% to €3,707 million, due to a €367 million (30%) increase in our fuel bill to €1,594 million and further unjustified price increases at Dublin Airport, where the Government owned DAA monopoly continues to raise airport fees while presiding over record traffic declines.  Over the past 4 years, despite wasting €1.2 billion on its new Terminal 2, Dublin Airport’s traffic has declined from 23.5 million in 2008, to 18.7 million in 2011.  Ryanair has made a number of growth offers to Government to reverse these declines, and create thousands of new jobs at Dublin Airport, but so far these offers have not been taken up.

In the UK, the Ferrovial owned BAA airport monopoly continues to launch Court appeals to delay the inevitable sale of Stansted Airport.  Ryanair is working with the Competition Commission to expedite the  long delayed sale of Stansted which will, we believe, bring about much needed competition, lower costs and better passenger service at Stansted, and reverse 5 years of traffic declines from 24 million in 2007 to just 18 million in 2011 under the BAA’s mismanagement.  We hope now that the BAA’s latest appeal, which was dismissed by the Court of Appeal in mid July, will finally result in the sale of Stansted before the end of 2012.  Ryanair has held discussions with a number of parties who are interested in bidding for Stansted and we have assured them that subject to a competitive cost base, Ryanair would be willing to deliver rapid traffic growth at Stansted over a 5 year period.

Ryanair welcomes the EU’s recent ruling that the differential Irish air travel tax in 2009 was unlawful, and we hope this will encourage the Irish Government to repeal what remains of this damaging and anti-visitor tax.  Ryanair regrets the Spanish Government’s recent decision to increase departure taxes at many Spanish airports (doubling them at Madrid and Barcelona) from 1st July.  Ryanair, and many other airlines at these airports have announced cuts to flights, traffic and jobs from October 2012, although we hope that the Spanish Government will change its mind and follow the earlier lead of the Dutch and Belgian Governments who reversed similar damaging passenger taxes.

Our passengers
Ryanair delivers Europe’s No. 1 passenger service for the benefit of our passengers, our people and our shareholders.  We continue to grow delivering lower fares, better punctuality, fewer lost bags and, as a result have fewer passenger complaints than any other airline in Europe.

Despite the current EU recession, and the spread of austerity measures, Ryanair’s lowest fares continue to encourage passengers to travel, and more importantly fly with Ryanair.  Ryanair beats every other airline on price on every flight, every route, every day.  We have grown to carry over 75.8 million passengers in the past year and IATA’s 2011 traffic statistics confirm that Ryanair carriers far more international passengers than any other scheduled airline, making Ryanair the “world’s” favourite airline.  Over the past year, Ryanair welcomed 75.8 million passengers onboard, at an average fare of just €45.  These passengers saved an average of €7.6 billion over the high fares charged by our competitor’s incl. Air France, British Airways, Easyjet and Lufthansa.

Ryanair’s growth and profitability is not based solely on price.  In addition to the lowest fares in every market last year, Ryanair also delivered:

1.	The best punctuality – 91% of flights on-time (up 6%).

2.	The fewest lost bags – We lost less than 1 bag for every 4,000 passengers carried, an improvement on the prior year.

3.	The fewest complaints – Last year we received less than 1 complaint per 2,000 passengers, an improvement on the prior year.

4.	The youngest fleet – the average age of our 294 aircraft is under 4 years old.

5.	Rapid passenger complaint responses – Over 99% replied to within 7 days.

6.
The world’s greenest, cleanest airline – Independent research confirms Ryanair is the world’s greenest/cleanest airline, which allows all passengers to demonstrate their commitment to the environment by switching their travel choice to Ryanair.

Details of this Brighter Planet Report are available on Ryanair.com

Our people
Over the past year average headcount in Ryanair rose to 8,438.  Within this number, more than 568 people were promoted, as our growth created new opportunities for career progression and development.  Our people know that they can advance their careers by taking advantage of Ryanair’s commitment to promote from within wherever possible.  At a time when many European airlines are cutting jobs, or closing (as in the case of Spanair, Malev, Cimber Sterling, and OLT Express in recent months) Ryanair is proud of its long-standing record of job creation and internal promotions.

Our shareholders
Unlike other airlines, Ryanair continues to deliver significant returns for shareholders.  In Ryanair the Board and Management team hold a significant stake in the company, which means we think and act like shareholders, precisely because we are substantial shareholders.

Our 2012 net profit of €503 million ($672 million) makes Ryanair one of the world’s most profitable airlines.  Ryanair’s increased profits and the substantial cash reserves means that our Board is able to recommend a second special dividend of €0.34 (approx. €489 million) to shareholders in late 2012, subject to AGM approval in September.  The airline has completed three further share buybacks in the last year amounting to €193 million. As a result of these two special dividends and share buybacks, Ryanair has returned more than €1.53 billion to shareholders over the past five years.

It is remarkable that having raised just €559 million from our flotation and four secondary offers in 1998, 2000, 2001 and 2002 Ryanair has now returned almost 3 times this amount (over €1.53 billion) to shareholders in recent years.

Ryanair continues to look for opportunities to invest our cash wisely.  While we have no requirement for new aircraft orders in the immediate future, we would hope to expand the fleet with deliveries from 2015/16 onwards.  Our discussions with manufacturers continue, but we will only order aircraft when we believe that the pricing will make it profitable for our shareholders to do so.

Finally, I would like to sincerely thank our Chairman, my fellow Board members, our Managers and all the team at Ryanair for their hard work over the past 12 months, which has helped us deliver another year of low fare traffic growth and record profits for the benefit of our passengers, our people and our shareholders.

Yours sincerely

Michael O’Leary
Chief Executive

SUMMARY OPERATING AND FINANCIAL OVERVIEW

CONSOLIDATED INCOME STATEMENT DATA

	Pre		IFRS	Pre		IFRS
	Exceptional	Exceptional	Year	Exceptional	Exceptional	Year
	Results	Items	Ended	Results	Items	Ended
	Mar 31,	Mar 31,	Mar 31,	Mar 31,	Mar 31,	Mar 31,
	2012	2012	2012	2011	2011	2011
	€M	€M	€M	€M	€M	€M
Operating revenues
Scheduled revenues	3,438.7	65.3	3,504.0	2,827.9	-	2,827.9
Ancillary revenues	886.2	-	886.2	801.6	-	801.6
Total operating revenues
-continuing operations	4,324.9	65.3	4,390.2	3,629.5	-	3,629.5
Operating expenses
Staff costs .	415.0	-	415.0	371.5	4.6	376.1
Depreciation	309.2	-	309.2	273.0	4.7	277.7
Fuel and oil .	1,593.6	-	1,593.6	1,226.7	0.3	1,227.0
Maintenance, materials and repairs	104.0	-	104.0	93.9	-	93.9
Aircraft rentals .	90.7	-	90.7	95.2	2.0	97.2
Route charges .	460.5	-	460.5	410.5	0.1	410.6
Airport and handling charges .	554.0	-	554.0	490.9	0.9	491.8
Marketing, distribution & other .	180.0	-	180.0	151.6	3.0	154.6
Icelandic volcanic ash related cost .	-	-	-	-	12.4	12.4
Total operating expenses	3,707.0	-	3,707.0	3,113.3	28.0	3,141.3
Operating profit – continuing operations	617.9	65.3	683.2	516.2	(28.0)	488.2
Other income / (expense)
Finance income	44.3	-	44.3	27.2	-	27.2
Finance expense	(109.2)	-	(109.2)	(92.2)	(1.7)	(93.9)
Foreign exchange gains/(losses)	4.3	-	4.3	(0.6)	-	(0.6)
Gain on disposal of property, plant and equipment	10.4	-	10.4	-	-	-
Total other expense	(50.2)	-	(50.2)	(65.6)	(1.7)	(67.3)
Profit before tax	567.7	65.3	633.0	450.6	(29.7)	420.9

Tax on profit on ordinary activities ..	(65.1)	(7.5)	(72.6)	(49.9)	3.6	(46.3)
Profit for the period - all attributable to equity holders of parent	502.6	57.8	560.4	400.7	(26.1)	374.6

Earnings per ordinary share (in € cent)
Basic ..	34.10		38.03	26.97		25.21
Diluted ..	34.03		37.94	26.89		25.14
Weighted average number of ordinary shares (in M’s)
Basic .	1,473.7		1,473.7	1,485.7		1,485.7
Diluted ..	1,477.0		1,477.0	1,490.1		1,490.1

Reconciliation of profit for the year under IFRS to adjusted profit for the financial year

	Year ended March 31, 2012	Year ended March 31, 2011
	€M	€M
Profit for the financial year – IFRS	560.4	374.6

Adjustments
One-off revenue adjustment	57.8	-
Icelandic volcanic ash related cost	-	26.1
Loss on impairment of available for sale financial asset	-	-
Adjusted profit for the financial year	502.6	400.7

Exceptional items
The Company presents certain items separately, which are unusual, by virtue of their size and incidence, in the context of our ongoing core operations, as we believe this presentation represents the underlying business more accurately and reflects the manner in which investors typically analyse the results. Any amounts deemed “exceptional” for management discussion and analysis purposes, in the Chairman’s Report and Chief Executive’s Report, have been classified for the purposes of the income statement in the same way as non-exceptional amounts of the same nature.

Exceptional items in the year ended March 31, 2012 relates to a one-off release of ticket sales revenue of €57.8 million, net of tax, due to a change in accounting estimates relating to the timing of revenue recognition for unused passenger tickets which were made as a result of the availability of more accurate and timely data obtained through system enhancements. Exceptional items in the year ended March 31, 2011 amounted to €26.1 million reflecting the estimated costs relating to the closure of airspace in April and May 2010 due to the Icelandic volcanic ash disruptions.

Adjusted profit after tax excluding exceptional items increased by 25% to €502.6 million compared to adjusted profit after tax in the year ended March 31, 2011. Including exceptional items the profit after tax for the year increased by 50% to €560.4 million compared to a profit of €374.6 million in the year ended March 31, 2011.

Summary year ended March 31, 2012

Adjusted profit after tax increased by 25% to €502.6 million compared to €400.7 million in the year ended March 31, 2011 primarily due to a 16% increase in average fares and strong ancillary revenues, offset by a 30% increase in fuel costs. Total operating revenues increased by 19% to €4,324.9 million as average fares rose by 16%. Ancillary revenues grew by 11%, faster than the 5% increase in passenger numbers, to €886.2 million due to an improved product mix and higher internet related revenues. Total revenue per passenger, as a result, increased by 13%, whilst Load Factor decreased by 1 point to 82% during the year.

Total operating expenses increased by 19% to €3,707.0 million, primarily due to an increase in fuel prices, the higher level of activity and operating costs associated with the growth of the airline. Fuel, which represents 43% of total operating costs compared to 39% in the prior year, increased by 30% to €1,593.6 million due to the higher price per gallon paid and an 11% increase in the number of hours flown. Unit costs excluding fuel increased by 6% and sector length adjusted, they remained flat.  Including fuel, unit costs rose by 13%. Operating margin remained flat at 14% whilst operating profit increased by 20% to €617.9 million.

Adjusted net margin was up one point to 12% compared to March 31, 2011.

Adjusted earnings per share for the year were 34.10 euro cent compared to adjusted basic earnings per share of 26.97 euro cent at March 31, 2011.

DIRECTORS’ REPORT
Introduction

The directors submit their Annual Report, together with the audited financial statements of Ryanair Holdings plc, for the year ended March 31, 2012.

Review of business activities and future developments in the business

The Company operates a low fares airline business and plans to continue to develop this activity by expanding its successful low fares formula on new and existing routes. Information on the Company is set out on pages 55 to 77 of the Annual Report. A review of the Company’s operations for the year is set out on pages 77 to 86 of the Annual Report.

Results for the year

Details of the results for the year are set out in the consolidated income statement on page 132 of the Annual Report and in the related notes to the financial statements.

Principle risks and uncertainties

Details of the principle risks and uncertainties facing the Company are set forth on pages 42 to 55 of the Annual Report.

Key performance indicators

Details of the key performance indicators relevant to the business are set forth on pages 41; 55 to 77; and 77 to 86 of the Annual Report.

Financial risk management

Details of the Company’s financial risk management objectives and policies and exposures to market risk are set forth in Note 11 on pages 156 to 166 of the consolidated financial statements.

Share capital

The number of ordinary shares in issue at March 31, 2012 was 1,455,593,261 (2011: 1,489,574,915; 2010: 1,478,935,935).  Details of the classes of shares in issue and the related rights and obligations are more fully set out in Note 15 on pages 169 to 171 of the consolidated financial statements.

Accounting records

The directors believe that they have complied with the requirements of Section 202 of the Companies Act, 1990 with regard to books of account by employing financial personnel with appropriate expertise and by providing adequate resources to the financial function. The books of account of the Company are maintained at its registered office, Corporate Headquarters, Dublin Airport, Co. Dublin, Ireland.

Company information

The Company was incorporated on August 23, 1996 with a registered number of 249885. It is domiciled in the Republic of Ireland and has its registered offices at Corporate Headquarters, Dublin Airport, Co. Dublin, Ireland. It is a public limited company and operates under the laws of Ireland.

Staff

At March 31, 2012, the Company’s personnel numbered 8,388 people, including 1,636 pilots and 2,867 cabin crew employed on a contract basis. This compares to 8,560 people at March 31, 2011 and 7,168 people at March 31, 2010.

Substantial interests in share capital

Details of substantial interests in the share capital of the Company which represent more than 3% of the issued share capital are set forth on page 103 of the Annual Report.  At March 31, 2012 the free float in shares was 96%.

Directors and company secretary

The names of the director are listed on pages 95 and 96 of the Annual Report. The name of the company secretary is listed on page 100 of the Annual Report. Details of the appointment and re-election of directors are set forth on page 16 of the Annual Report.

Interests of directors and company secretary

The directors and company secretary who held office at March 31, 2012 had no interests other than those outlined in Note 19 on page 176 of the consolidated financial statements in the shares of the Company or other group companies.

Directors’ and senior executives’ remuneration

The Company’s policy on senior executive remuneration is to reward its executives competitively, having regard to the comparative marketplace in Ireland and the United Kingdom, in order to ensure that they are properly motivated to perform in the best interests of the shareholders. Details of total remuneration paid to senior key management (defined as the executive team reporting to the Board of Directors) is set out in Note 27 on page 185 of the consolidated financial statements.

Executive director’s service contract

Ryanair entered into an employment agreement with the only executive director of the Board, Mr. Michael O’Leary on July 1, 2002 for a one year period to June 30, 2003. Thereafter, the agreement continues for successive annual periods but may be terminated with 12 months notice by either party.  Mr. O’Leary is subject to a covenant not to compete with the Company within the EU for a period of two years after the termination of his employment with the Company. Mr. Michael O’Leary’s employment agreement does not contain provisions providing for compensation on its termination.

Dividend policy

Details of the Company’s dividend policy are disclosed on page 109 of the Annual Report.

Share buy-back

In August 2011, the Company bought back 27.0 million ordinary shares at a cost of €85.1 million.  In March 2012, the Company bought back a further 9.5 million ordinary shares at a cost of €39.5 million.  Overall this is equivalent to approximately 2.5% of the Company’s issued share capital.  All ordinary shares repurchased have been cancelled.  Accordingly, share capital decreased by 36.5 million ordinary shares with a nominal value of €0.2 million and the capital redemption reserve increased by a corresponding €0.2 million.  The capital redemption reserve is required to be created under Irish law to preserve permanent capital in the Parent Company.  Further details are set out in the table on page 109 of the Annual Report.

Accountability and audit

The directors have set out their responsibility for the preparation of the financial statements on page 28 to 29. They have also considered the going concern position of the Company and their conclusion is set out on page 25. The Board has established an Audit Committee whose principal tasks are to consider financial reporting and internal control issues. The Audit Committee, which consists exclusively of independent non-executive directors, meets at least quarterly to review the financial statements of the Company, to consider internal control procedures and to liaise with internal and external auditors. In the year ended March 31, 2012 the Audit Committee met on six occasions. On a semi-annual basis the Audit Committee receives an extensive report from the internal auditor detailing the reviews performed in the year, and a risk assessment of the Company. This report is used by the Audit Committee and the Board, as a basis for determining the effectiveness of internal control.  The Audit Committee regularly considers the performance of internal audit and how best financial reporting and internal control principles should be applied.

In addition, the Audit Committee has responsibility for appointing, setting compensation and overseeing the work of the independent auditor. The Audit Committee pre-approves all audit and permissible non-audit services provided by the independent auditor.

Social, environmental and ethical report

See pages 101 to 102 of the Annual Report for details of employee and labour relations.
    See pages 75 to 76 of the Annual Report for details on environmental matters.
    See page 128 of the Annual Report for details of Ryanair’s Code of Ethics.

Air safety

Commitment to air safety is a priority of the Company. See page 65 of the Annual Report for details.

Critical accounting policies

Details of the Company’s critical accounting policies are set forth on pages 81 to 82 of the Annual Report.

Subsidiary companies

Details of the principal subsidiary undertakings are disclosed in Note 27 on page 185 of the consolidated financial statements.

Political contributions

During the financial years ended March 31, 2012, 2011 and 2010 the Company made no political contributions which require disclosure under the Electoral Act, 1997.

Corporate Governance Statement

The Corporate Governance Statement on pages 15 to 26 forms part of the Directors’ Report.

Post balance sheet events

Details of significant post balance sheet events are set forth in Note 26 on page 184 of the consolidated financial statements.
On June 19, 2012 Ryanair announced its intention to make an all cash offer of €1.30 per share for the entire issued share capital of Aer Lingus Group plc.

Auditor

In accordance with Section 160(2) of the Companies Act 1963, the auditor KPMG, Chartered Accountants, will continue in office.

Annual General Meeting

The Annual General Meeting will be held on September 21, 2012 at 9am in the Radisson Blu Hotel, Dublin Airport, Co. Dublin, Ireland.

On behalf of the Board

Mr. David Bonderman                                               Mr. Michael O’ Leary
Chairman                                                          Chief Executive
July 27, 2012
CORPORATE GOVERNANCE REPORT

Ryanair has its primary listing on the Irish Stock Exchange, a standard listing on the London Stock Exchange and its American Depositary Shares are listed on the NASDAQ. The directors are committed to maintaining the highest standards of corporate governance and this statement describes how Ryanair has applied the main and supporting principles of the 2010 UK Corporate Governance Code (the 2010 Code) which for Ryanair,  replaced the June 2008 Combined Code on Corporate Governance with effect from April 1 2011.  This Report also covers the disclosure requirements set out in the corporate governance annex to the listing rules of the Irish Stock Exchange, which supplements the 2010 Code with additional corporate governance provisions and is also applicable to Ryanair, from April 1, 2011.

A copy of the 2010 Code can be obtained from the FRC’s website, www.frc.org.uk. The Irish Corporate Governance Annex is available on the Irish Stock Exchange’s website, www.ise.ie.

The Board of Directors

Roles

The Board of Ryanair is responsible for the leadership, strategic direction and overall management of the Group. The Board’s primary focus is on strategy formulation, policy and control. It has a formal schedule of matters specifically reserved to it for its attention, including matters such as appointment of senior management, approval of the annual budget, large capital expenditure, and key strategic decisions.

The Board has delegated responsibility for the management of the Group to the Chief Executive and executive management.

There is a clear division of responsibilities between the Chairman and the Chief Executive, which is set out in writing and has been approved by the Board.

Chairman

Mr. David Bonderman has served as the chairman of the Board since December 1996. The Chairman’s primary responsibility is to lead the Board, to ensure that it has a common purpose, is effective as a group and at individual director level and that it upholds and promotes high standards of integrity and corporate governance. He ensures that Board agendas cover the key strategic issues confronting the Group; that the Board reviews and approves management’s plans for the Group; and that directors receive accurate, timely, clear and relevant information.

The Chairman is the link between the Board and the Company. He is specifically responsible for establishing and maintaining an effective working relationship with the Chief Executive, for ensuring effective and appropriate communications with shareholders and for ensuring that members of the Board develop and maintain an understanding of the views of shareholders.

While Mr. David Bonderman holds a number of other directorships (See details on page 96), the Board considers that these do not interfere with the discharge of his duties to Ryanair.

Senior Independent Director

The Board has appointed Mr. James Osborne as the Senior Independent Director. Mr. James Osborne is available to shareholders who have concerns that cannot be addressed through the Chairman, Chief Executive or Chief Financial Officer and leads the annual Board review of the performance of the Chairman.

Company Secretary

The appointment and removal of the Company Secretary is a matter for the Board. All directors have access to the advice and services of the Company Secretary, who is responsible to the Board for ensuring that Board procedures are complied with.

Membership

The Board consists of one executive and eight non-executive directors. It is the practice of Ryanair that a majority of the Board comprises non-executive Directors, considered by the Board to be independent, and that the Chairman is non-executive.  The Board considers the current size and composition of the Board to be within a range which is appropriate.  Significant new and relevant experience has been added in the period since the year ended March 31, 2011.  The composition of the Board and the principal Board Committees are set out in the table below. Brief biographies of the directors are set out on page 96. The Board, with the assistance of the Nomination Committee, keeps Board composition under review to ensure that it includes the necessary mix of relevant skills and experience required to perform its role.

Each director has extensive business experience, which they bring to bear in governing the Company. The Board considers that, between them, the directors bring the range of skills, knowledge and experience, including international experience, necessary to lead the Company. The Company has a Chairman with an extensive background in this industry, and significant public company experience. Historically, the Company has always separated the roles of Chairman and Chief Executive for the running of the business and implementation of the Board’s strategy and policy.

Name	Role	Independent	Years on board	Audit	Remuneration	Nomination	Executive	Air Safety
David Bonderman	Chairman	Yes	16	-	-	Chair	Chair	-
Michael O’Leary	Chief Executive	No	16	-	-	Member	Member	-
Michael Horgan	Non Executive	Yes	11	-	-	-	-	Chair
Kyran McLaughlin	Non Executive	Yes	11	Chair*	-	Member	Member	-
James R. Osborne	Senior Independent	Yes	16	Member	Chair	-	Member	-
Paolo Pietrogrande	Non Executive	Yes	11	-	Member	-	-	-
Klaus Kirchberger	Non Executive	Yes	10	-	Member	-	-	-
Charles McCreevy	Non Executive	Yes	2	Member**	-	-	-	-
Declan McKeon	Non Executive	Yes	2	Member/ Chair***	-	-	-	-
*   Kyran McLaughlin retired from the Audit Committee from December 2011.
** Charles McCreevy was appointed to the Audit Committee effective January 2012.
***Declan McKeon was appointed as Chairman of the Audit Committee effective December 2011.

Appointment

Directors can only be appointed following selection by the Nomination Committee and approval by the Board and must be elected by the shareholders at the Annual General Meeting following their appointment. Ryanair’s Articles of Association require that all of the directors retire and offer themselves for re-election within a three-year period. One third (rounded down to the next whole number if it is a fractional number) of the directors (being the directors who have been longest in office) will retire by rotation and be eligible for re-election at every Annual General Meeting. Accordingly Mr. Michael Horgan and Mr. Kyran McLaughlin will be retiring, and will be eligible to offer themselves for re-election at the AGM on September 21, 2012.  Mr. Paolo Pietrogrande will also be retiring,  but will not be offering himself for re-election at the next AGM.

In accordance with the recommendations of the 2010 Code, Mr. Declan McKeon is Chairman of the Audit Committee and Mr. James Osborne, the senior non-executive director, is Chairman of the Remuneration Committee.

Senior Management regularly briefs the Board including new members in relation to operating, financial and strategic issues concerning the Company. The Board also have direct access to senior management as required in relation to any issues they have concerning the operation of the Company. The terms and conditions of appointment of non-executive directors are set out in their letters of appointment, which are available for inspection at the Company’s registered office during normal office hours and at the Annual General Meeting of the Company.

Independence

The Board has carried out its annual evaluation of the independence of each of its non-executive directors, taking account of the relevant provisions of the 2010 Code, namely, whether the directors are independent in character and judgement and free from relationships or circumstances which are likely to affect, or could appear to affect, the directors’ judgment. The Board regards all of the directors as independent and that no one individual or one grouping exerts an undue influence on others.

The Board has considered Mr. Kyran McLaughlin's independence given his role as Deputy Chairman and Head of Capital Markets at Davy Stockbrokers. Davy Stockbrokers are one of Ryanair's corporate brokers and provide corporate advisory services to Ryanair from time to time. The Board has considered the fees paid to Davy Stockbrokers for these services and believe that they are immaterial to both Ryanair and Davy Stockbrokers given the size of each organisation's business operations and financial results. Having considered this relationship, the Board has concluded that Mr. Kyran McLaughlin continues to be an independent non-executive director within the spirit and meaning of the 2010 Code Rules.

The Board has also considered the independence of Mr. David Bonderman given his shareholding in Ryanair Holdings plc. As at March, 31 2012, Mr. David Bonderman had a beneficial shareholding in the Company of 9,230,671 ordinary shares, equivalent to 0.63% of the issued share capital. Having considered this shareholding in light of the number of issued shares in Ryanair Holdings plc and the financial interest of the director, the Board has concluded that the interest is not so material as to breach the spirit of the independence rule contained in the 2010 Code.

The Board has further considered the independence of Mr. David Bonderman, Mr. James Osborne, Mr. Kyran McLaughlin, Mr. Michael Horgan, Mr. Klaus Kirchberger and Mr. Paolo Pietrogrande as they have each served more than nine years on the Board. The Board considers that each of these directors is independent in character and judgment as each has other significant commercial and professional commitments and each brings his own level of senior experience gained in their fields of international business and professional practice. When arriving at this decision, the Board has taken into account the comments made by the FRC in their report dated December, 2009 on their review of the impact and effectiveness of the 2010 Code, in particular their comment that independence is not the primary consideration when assessing the composition of the Board, and that the over-riding consideration should be that the Board is fit for purpose. For these reasons, and also because each director’s independence is considered annually by the Board, the Board considers it appropriate that these directors have not been offered for annual re-election as is recommended by the 2010 Code.

Board Procedures

All directors have access to the advice and services of the Company Secretary and the Board has established a procedure whereby directors wishing to obtain advice in the furtherance of their duties may take independent professional advice at the Company’s expense.

Directors meet with key executives with a particular focus on ensuring non-executive directors are fully informed on issues of relevance to Ryanair and its operations. Extensive papers on key business issues are provided to all directors in connection with the Board meetings. All directors are encouraged to update and refresh their skills and knowledge, for example, through attending courses on technical areas or external briefings for non-executive directors.

The Company has Directors & Officers liability insurance in place in respect of any legal actions taken against the directors in the course of the exercise of their duties. New non-executive directors are encouraged to meet the executive director and senior management for briefing on the Company’s developments and plans.
Meetings

The Board meets at least on a quarterly basis and in the year to March 31, 2012 the Board met on nine occasions. Individual attendance at these meetings is set out in the table on page 22. Detailed Board papers are circulated in advance so that Board members have adequate time and information to be able to participate fully at the meeting.

The holding of detailed regular Board meetings and the fact that many matters require Board approval, indicate that the running of the Company is firmly in the hands of the Board. The non-executive directors meet periodically without executives being present. Led by the senior independent director, the non-executive directors will meet without the chairman present at least annually to appraise the chairman’s performance and on such other occasions as are deemed appropriate.

Remuneration

Details of remuneration paid to the directors are set out in Note 19 to the consolidated Financial Statements on pages 174 to 176. Also, please see the Report of the Remuneration Committee on Directors’ Remuneration on page 27.

Non-executive directors

Non-executive directors are remunerated by way of directors’ fees and share options. While the 2010 Code notes that the remuneration of the non-executive director should not include share options, the Board believes that the quantum of options granted to non-executive directors is not so significant as to raise any issue concerning their independence. Mr. Michael Horgan is remunerated on a consultancy basis on safety issues and also by way of share options.

Full details are disclosed in Note 19(b) and 19(d) on pages 175 to 176 of the consolidated financial statements.

Executive director remuneration

The Chief Executive of the Company is the only executive director on the Board. In addition to his base salary he is eligible for a performance bonus of up to 50% of salary and other bonuses dependent upon the achievement of certain financial targets and a pension. It is considered that the shareholding of the Chief Executive acts to align his interests with those of shareholders and gives him a keen incentive to perform to the highest levels.

Full details of the executive director’s remuneration are set out in Note 19(a) on page 175 of the consolidated financial statements.

Share Ownership and Dealing

Details of the directors’ interests in Ryanair shares are set out in Note 19(d) on page 176 of the consolidated financial statements.

The Board has adopted The Model Code, as set out in the Listing Rules of the Irish Stock Exchange and the UK Listing Authority, as the code of dealings applicable to dealings in Ryanair shares by directors and relevant Company employees. The code of dealing also includes provisions which are intended to ensure compliance with US securities laws and regulations of the NASDAQ National market. Under the policy, directors are required to obtain clearance from the Chairman or Chief Executive before dealing in Ryanair shares, whilst relevant Company employees must obtain clearance from designated senior management and are prohibited from dealing in the shares during prohibited periods as defined by the Listing Rules and at any time at which the individual is in possession of inside information (as defined in the Market Abuse (Directive 2003/6/EC) Regulations 2005).

Board Succession and Structure

The Board plans for its own succession with guidance from the Nomination Committee. The Nomination Committee regularly review the structure, size and composition (including the skills, knowledge and experience) required of the Board compared to its current position with regard to the strategic needs of Ryanair and recommends changes to the Board. The Nomination Committee consider candidates for the Board on merit and against objective criteria to ensure that candidates have the skills, knowledge and expertise required by the Board, taking care that appointees have enough time available to devote to the position.

The Board currently comprises of nine directors, Chief Executive Officer Mr. Michael O’ Leary is the only executive director. The eight non-executive directors include Chairman Mr. David Bonderman. Biographies of all current directors are set out on pages 96 of this report. Ryanair considers that the Board has the correct balance and depth of skills, knowledge, expertise and experience to optimally lead the Company and that all directors give adequate time to the performance of their duties and responsibilities.

Ryanair considers that all directors discharge their directorial duties with the objectivity and impartiality they have demonstrated since commencing their respective roles and has determined that each of the non-executive Directors is independent. In reaching that conclusion, Ryanair considered the character, judgement, objectivity and integrity of each director and had due regard for the 2010 Code. Ryanair continually endeavors to maintain the quality and independence of its Board. Two new independent directors Mr. Charles McCreevy and Mr. Declan McKeon were appointed in May 2010.

Board Committees

The Board of Directors has established a number of committees, including the following:

Executive Committee

The Board of Directors established the Executive Committee in August 1996. The Executive Committee can exercise the powers exercisable by the full Board of Directors in circumstances in which action by the Board of Directors is required but it is impracticable to convene a meeting of the full Board of Directors. Messrs. David Bonderman, Michael O’Leary, Kyran McLaughlin and James Osborne are the members of the Executive Committee.

Audit Committee

The Board of Directors established the Audit Committee in September 1996. The Audit Committee currently comprises three independent non-executive directors, Mr. Declan McKeon (Chairman), Mr. Charles McCreevy and Mr. James Osborne, considered by the Board to be independent. The Board has determined that Mr. Declan McKeon is the Committee’s financial expert.

The Committee met six times during the year ended March 31, 2012. Individual attendance at these meetings is set out in the table on page 22. It can be seen from the director biographies, appearing on page 96, that the members of the Committee bring to it a wide range of experience and expertise. The Chief Financial Officer, Finance Director, Financial Controller, Company Secretary and the Head of Internal Audit normally attend meetings of the Committee.  The external auditors attend as required and have direct access to the Committee Chairman at all times. The Committee also meets separately at least once a year with the external auditors and with the Head of Internal Audit without executive management being present.

The role and responsibilities of the Audit Committee are set out in its written terms of reference, which are available on the Company’s website www.ryanair.com, and include:

•
monitoring the integrity of the financial statements of the Company and any formal announcements relating to the Company’s financial performance, profit guidance and reviewing significant financial reporting judgments contained in them;

•	reviewing the interim and annual financial statements before submission to the Board;

•	reviewing the effectiveness of the Group’s internal financial controls and risk management systems;

•	monitoring and reviewing the effectiveness of the Company’s Internal auditors;

•	considering and making recommendations to the Board in relation to the appointment, reappointment and removal of the external auditors and approving their terms of engagement;

•
making recommendations concerning the engagement of independent chartered accountants; reviewing with the accountants the plans for and scope of each annual audit, the audit procedures to be utilised and the results of the audit;

•	approving the remuneration of the external auditors, whether fees for audit or non audit services, and ensuring the level of fees is appropriate to enable an adequate audit to be conducted;

•
assessing annually the independence and objectivity of the external auditors and the effectiveness of the audit process, taking into consideration relevant professional and regulatory requirements and the relationship with the external auditors as a whole, including the provision of any non audit services; and

•
reviewing the Group’s arrangements for its employees to raise concerns, in confidence, about possible wrongdoing in financial reporting or other matters and ensuring that these arrangements allow proportionate and independent investigation of such matters and appropriate follow up action.

These responsibilities of the Committee are discharged in the following ways:

•
The Committee reviews the interim and annual reports as well as any formal announcements relating to the financial statements and guidance before submission to the Board. The review focuses particularly on any changes in accounting policy and practices, major judgmental areas and compliance with stock exchange, legal and regulatory requirements. The Committee receives reports at the meeting from the external auditors identifying any accounting or judgmental issues requiring its attention;

•	The Committee also meets with external auditors to review the Annual Report, which is filed annually with the United States Securities and Exchange Commission;

•	The Committee regularly reviews Turnbull Risk management reports completed by management;

•
The Committee conducts an annual assessment of the operation of the Group’s system of internal control based on a detailed review carried out by the internal audit department. The results of this assessment are reviewed by the Committee and are reported to the Board;

•
The Committee makes recommendations to the Board in relation to the appointment of the external auditor. Each year, the Committee meets with the external auditor and reviews their procedures and the safeguards which have been put in place to ensure their objectivity and independence in accordance with regulatory and professional requirements;

•	The Committee reviews and approves the external audit plan and the findings from the external audit of the financial statements;

•	On a semi annual basis, the Audit Committee receives an extensive report from the Head of Internal Audit detailing the reviews performed during the year and a risk assessment of the company;

•
The Head of Internal Audit also reports to the Committee on other issues including, in the year under review, updates in relation to Section 404 of the Sarbanes-Oxley Act 2002 and the arrangements in place to enable employees to raise concerns, in confidence, in relation to possible wrongdoing in financial reporting or other matters. (A copy of Section 404 of the Sarbanes-Oxley Act 2002 can be obtained from the United States Securities and Exchange Commission’s website, www.sec.gov); and

•
The Committee has a process in place to ensure the independence of the audit is not compromised, which includes monitoring the nature and extent of services provided by the external auditors through its annual review of fees paid to the external auditors for audit and non-audit work. Details of the amounts paid to the external auditors during the year for audit and other services are set out in Note 19 on page 174.

In accordance with the recommendations of the 2010 Code, an independent non-executive director, Mr. Declan McKeon, is the chairman of the Audit Committee. All members of the Audit Committee are independent for purposes of the listing rules of the NASDAQ and the U.S. federal securities laws.

The terms of Reference of the Audit Committee are reviewed annually.

Remuneration Committee

The Board of Directors established the Remuneration Committee in September 1996. This committee has authority to determine the remuneration of senior executives of the Company and to administer the stock option plans described below.  Senior Management remuneration is comprised of a fixed basic pay and performance related bonuses which are awarded based on a combination of the achievement of individual objectives and the Company’s financial performance. The Board of Directors as a whole determines the remuneration and bonuses of the Chief Executive Officer, who is the only executive director. Messrs. James Osborne, Paolo Pietrogrande and Klaus Kirchberger are the members of the Remuneration Committee.

The role and responsibilities of the Remuneration Committee are set out in its written terms of reference, which are available on the Company’s website www.ryanair.com. The terms of Reference of the Remuneration Committee are reviewed annually.

Nomination Committee

Messrs. David Bonderman, Michael O’Leary and Kyran McLaughlin are the members of the Nomination Committee. The Nomination Committee assists the Board in ensuring that the composition of the Board and its Committees is appropriate to the needs of the Company by:

•	assessing the skills, knowledge, experience and diversity required on the Board and the extent to which each are represented;
•	establishing processes for the identification of suitable candidates for appointment to the Board; and
•	overseeing succession planning for the Board and senior management.

The role and responsibilities of the Nomination Committee are set out in its written terms of reference, which are available on the Company’s website www.ryanair.com. The terms of Reference of the Nomination committee are reviewed annually.

Air Safety Committee

The Board of Directors established the Air Safety Committee in March 1997 to review and discuss air safety and related issues. The Air Safety Committee reports to the full Board of Directors each quarter. The Air Safety Committee is composed of Mr. Michael Horgan (who acts as the chairman), as well as the following executive officers of Ryanair: Messrs. Ray Conway, Michael Hickey, David O’Brien and Edward Wilson.

Code of Business Conduct

Ryanair’s standards of integrity and ethical values have been established and are documented in Ryanair’s Code of Business Conduct. This code is applicable to all Ryanair employees. There are established channels for reporting code violations or other concerns in a confidential manner. The Head of Internal Audit investigates any instances and reports findings directly to the Audit Committee.  The Code is available on the Company’s website, www.ryanair.com.

Attendance at Board and Committee meetings during the year ended 31 March 2012:

	Board	Audit	Air Safety	Remuneration	Executive	Nomination
David Bonderman	9/9	-	-	-	4/4	1/1
Michael O’Leary	9/9	-	-	3/3	4/4	1/1
Michael Horgan	9/9	-	4/4	-	-	-
Kyran McLaughlin*	9/9	5/5	-	3/3	4/4	1/1
James R. Osborne	9/9	6/6	-	3/3	4/4	-
Paolo Pietrogrande	8/9	-	-	2/3	-	-
Klaus Kirchberger	9/9	-	-		-	-
Declan McKeon	9/9	6/6	-	-	-	-
Charles McCreevy**	8/9	1/1	-	-	-	-
*   Kyran McLaughlin retired from the Audit Committee from December 2011.

** Charles McCreevy was appointed to the Audit Committee effective January 2012.

Performance Evaluation

The Board has established a formal process to annually evaluate the performance of the Board, that of its principal Committees, the Audit, Nomination and Remuneration committees, and that of the Chief Executive,  the Chairman and individual non-executive directors. The Board anticipates that the formal evaluation will be completed yearly. Based on the evaluation process completed, the Board considers that the principal Committees have performed effectively throughout the year. As part of the Board evaluation of its own performance, questionnaires are circulated to all directors. The questionnaire is designed to obtain directors’ comments regarding the performance of the Board, the effectiveness of Board communications, the ability of directors to contribute to the development of strategy and the effectiveness with which the Board monitors risk and oversees Ryanair’s progress.  Directors are also invited to make recommendations for improvement.

The Chairman, on behalf of the Board, reviews the evaluations of performance of the non-executive directors on an annual basis. The non-executive directors, led by the Senior Independent Director, meet annually without the Chairman present to evaluate his performance, having taken into account the views of the executive director. The non-executive directors also evaluate the performance of the executive director. These evaluations are designed to determine whether each director continues to contribute effectively and to demonstrate commitment to the role.

The Audit, Nomination and Remuneration committees carry out annual reviews of their own performance and terms of reference to ensure they are operating at maximum effectiveness and recommend any changes they consider necessary to the Board for approval.

The Board considers the results of the evaluation process and any issues identified.  The above evaluations were conducted in May 2011 and were presented to the Board at the September 2011 Board meeting in respect of the year under review.

Shareholders

Ryanair recognises the importance of communications with shareholders. Ryanair communicates with all of its shareholders following the release of quarterly and annual results directly via road shows, investor days and/or by conference calls. The Chief Executive, senior financial, operational, and commercial management participate in these events.

During the year ended March 31, 2012 the Company held discussions with a substantial number of institutional investors.

The Board is kept informed of the views of shareholders through the executive director’s and executive management’s attendance at investor presentations and results presentations. Furthermore, relevant feedback from such meetings and investor relations analyst reports are provided to the entire Board on a regular basis. In addition, the Board determines, on a case by case basis, specific issues where it would be appropriate for the Chairman and/or Senior Independent Director to communicate directly with shareholders or to indicate that they are available to communicate if shareholders so wish. If any of the non-executive directors wishes to attend meetings with major shareholders, arrangements are made accordingly.

General Meetings

All shareholders are given adequate notice of the AGM at which the Chairman reviews the results and comments on current business activity. Financial, operational and other information on the Company is provided on our website at www.ryanair.com.

Ryanair will continue to propose a separate resolution at the AGM on each substantially separate issue, including a separate resolution relating to the Directors’ Report and financial statements. In order to comply with the 2010 Code, proxy votes will be announced at the AGM, following each vote on a show of hands, except in the event of a poll being called. The Board Chairman and the Chairmen of the Audit and Remuneration Committees are available to answer questions from all shareholders.

The Chief Executive makes a presentation at the Annual General Meeting on the Group’s business and its performance during the prior year and answers questions from shareholders. The AGM affords shareholders the opportunity to question the Chairman and the Board.

All holders of Ordinary Shares are entitled to attend, speak and vote at general meetings of the Company, subject to limitations described under note “Limitations on the Right to Own Shares” on page 114. In accordance with Irish company law, the Company specifies record dates for general meetings, by which date shareholders must be registered in the Register of Members of the Company to be entitled to attend.  Record dates are specified in the notes to the Notice convening the meeting.

Shareholders may exercise their right to vote by appointing a proxy/proxies, by electronic means or in writing, to vote some or all of their shares. The requirements for the receipt of valid proxy forms are set out in the notes to the Notice convening the Meeting.

A shareholder or group of shareholders, holding at least 5% of the issued share capital has the right to requisition a general meeting. A shareholder, or a group of shareholders, holding at least 3% of the issued share capital of the Company, has the right to put an item on the agenda of an AGM or to table a draft resolution for an item on the agenda of the general meeting provided that such item is accompanied by reasons justifying its inclusion or the full text of any draft resolution proposed to be adopted at the general meeting. A request by a member to put an item on the agenda or to table a draft resolution shall be received by the company in hardcopy form or in electronic form at least 42 days before the AGM to which it relates.

Notice of the Annual General Meeting and the Form of Proxy are sent to shareholders at least twenty-one working days before the meeting. The Company’s Annual Report is available on the Company’s website, www.ryanair.com. The 2012 Annual General Meeting will be held at 9am on September 21, 2012 in the Radisson Blu Hotel, Dublin Airport, Co Dublin, Ireland.

All general meetings other than the Annual General Meeting are called Extraordinary General Meetings (EGMs). An EGM must be called by giving at least twenty-one clear days’ notice. Except in relation to an adjourned meeting, three members, present in person or by proxy, entitled to vote upon the business to be transacted, shall be a quorum. The passing of resolutions at a general meeting, other than special resolution, requires a simple majority. To be passed, a special resolution requires a majority of at least 75% of the votes cast. Votes may be given in person by a show of hands, or by proxy.

 At the Meeting, after each resolution has been dealt with, details are given of the level of proxy votes cast on each resolution and the numbers for, against and withheld.  This information is made available on the Company’s website following the meeting.

Risk Management and Internal Control

The directors have overall responsibility for the Company’s system of risk management and internal control and for reviewing its effectiveness. The directors acknowledge their responsibility for the system of risk management and internal control which is designed to manage rather than eliminate the risk of failure to achieve business objectives, and can provide only reasonable and not absolute assurance against material misstatement or loss.

In accordance with the revised FRC (Turnbull) guidance for directors on internal control published in October 2005, ‘Internal Control: Revised Guidance for Directors on the Combined Code’, the Board confirms that there is an ongoing process for identifying, evaluating and managing any significant risks faced by the Group, that it has been in place for the year under review and up to the date of approval of the financial statements and that this process is regularly reviewed by the Board.

In accordance with the provisions of the 2010 Code the directors review the effectiveness of the Company’s system of internal control including:

•	Financial
•	Operational
•	Compliance
•	Risk Management

The Board is ultimately responsible for the Company’s system of risk management and internal controls and for monitoring its effectiveness. The key procedures that have been established to provide effective risk management and internal control include:

•	a strong and independent Board which meets at least 4 times a year and has separate Chief Executive and Chairman roles;

•	a clearly defined organisational structure along functional lines and a clear division of responsibility and authority in the Company;

•
a comprehensive system of internal financial reporting which includes preparation of detailed monthly management accounts, providing key performance indicators and financial results for each major function within the Company;

•
preparation and issue of financial reports to shareholders and the markets, including the Annual Report and consolidated financial statements, is overseen by the Audit Committee. The Company’s financial reporting process is controlled using documented accounting policies and reporting formats, supplemented by detailed instructions and guidance on reporting requirements. The Company’s processes support the integrity and quality of data, including appropriate segregation of duties. The financial information of the parent entity and all subsidiary entities, which form the basis for the preparation of the consolidated financial statements are subject to scrutiny by Group level senior management. The Company’s financial reports, financial guidance, and Annual Report and consolidated financial statements are also reviewed by the Audit Committee of the Board in advance of being presented to the full Board for their review and approval;

•	quarterly reporting of the financial performance with a management discussion and analysis of results;

•	weekly Management Committee meetings, comprising of heads of departments, to review the performance and activities of each department in the Company;

•	detailed budgetary process which includes identifying risks and opportunities and which is ultimately approved at Board level;

•	Board approved capital expenditure and Audit Committee approved treasury policies which clearly define authorisation limits and procedures;

•	an internal audit function which reviews key financial/business processes and controls, and which has full and unrestricted access to the Audit Committee;

•
an Audit Committee which approves audit plans, considers significant control matters raised by management and the internal and external auditors and which is actively monitoring the Company’s compliance with section 404 of the Sarbanes Oxley Act of 2002;

•	established systems and procedures to identify, control and report on key risks. Exposure to these risks is monitored by the Audit Committee and the Management Committee; and

•
a risk management programme in place throughout the Company whereby executive management reviews and monitors the controls in place, both financial and non financial, to manage the risks facing the business.

On behalf of the Board, the Audit Committee has reviewed the effectiveness of the Company’s system of risk management and internal control for the year ended March 31, 2012 and has reported thereon to the Board.

The Board has delegated to executive management the planning and implementation of the systems of internal control within an established framework which applies throughout the Company.

Takeover Bids Directive

Information regarding rights and obligations attached to shares are set forth in Note 15 on pages 169 to 171 of the consolidated financial statements.

Shares in the Ryanair employee share schemes carry no control rights and shares are only issued (and gain voting rights) when options are exercised by employees.

Ryanair’s Articles of Association do not contain any restrictions on voting rights. However, there are provisions in the Articles which allow the directors to (amongst other things) suspend the voting rights of a share if the Board believes the number of non-qualifying nationals holding shares in Ryanair would put it in breach of the Air Navigation Acts and licences and permits which allow it to operate. This is not an absolute restriction and can only occur if the Board designates a number of shares to be so restricted.

Ryanair has not received any notifications from shareholders (as shareholders are obliged to do) regarding any agreements between shareholders which might result in restrictions on the transfer of shares.

Details of the rules concerning the removal and appointment of the directors are set out above as part of this Directors’ Report. There are no specific rules regarding the amendment of the Company’s Articles of Association.

Details of the Company’s share buy-back programme are set forth on page 109 of the Annual Report. The shareholders approved the power of the Company to buy back shares at the 2006 AGM and at subsequent AGM’s.

None of the significant agreements to which the Company is party to, contain change of control provisions. As referred to above in this Director’s Report, Mr. Michael O’Leary’s employment agreement does not contain provisions providing for compensation on his termination.

Going Concern

After making enquiries, the directors have formed a judgment, at the time of approving the financial statements, that there is a reasonable expectation that the Company and the Group as a whole have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements. The directors’ responsibility for preparing the financial statements is explained on page 28 and the reporting responsibilities of the auditors are set out in their report on page 30.

Compliance Statement

Ryanair has complied, throughout the year ended March 31, 2012, with the provisions set out in the UK Corporate Governance Code and the requirements set out in the Irish Corporate Governance Annex except as outlined below. The Group has not complied with the following provisions of the 2010 Code, but continues to review these situations on an ongoing basis:

•
Non-executive directors participate in the Company’s share option plans. The 2010 Code requires that, if exceptionally, share options are granted to non-executive directors that shareholder approval should be sought in advance and any shares acquired by exercise of the options should be held until at least one year after the non-executive director leaves the board. In accordance with the 2010 Code, the Company sought and received shareholder approval to make certain stock option grants to its non-executive directors and as described above, the Board believes the quantum of options granted to non-executive directors is not so significant to impair their independence.

•
Certain non-executive directors, namely Mr. David Bonderman, Mr. James Osborne, Mr. Kyran McLaughlin, Mr. Michael Horgan, Mr. Klaus Kirchberger and Mr. Paolo Pietrogrande, have each served more than nine years on the Board without being offered for annual re-election. As described further above, given the other significant commercial and professional commitments of these non-executive directors, and taking into account that their independence is considered annually by the Board, the Board does not consider their independence to be impaired in this regard.

On behalf of the Board

Mr. David Bonderman                               Mr. Michael O’ Leary
Chairman                                                      Chief Executive
July 27, 2012
REPORT OF THE REMUNERATION COMMITTEE ON DIRECTORS’ REMUNERATION

The Remuneration Committee

Details of the Remuneration Committee are set out within the Corporate Governance Statement on page 21 of the Annual Report.

The role and responsibilities of the Remuneration Committee are set out in its written terms of reference, which are available on the Company’s website www.ryanair.com.

All members of the Remuneration Committee have access to the advice of the Chief Executive and may, in the furtherance of their duties, obtain independent professional advice at the Company’s expense.

Remuneration Policy

The remuneration policy of the Company is to ensure that the executive director and the senior key management team are rewarded competitively, having regard to the comparative marketplace in Ireland and the United Kingdom, in order to ensure that they are properly motivated to perform in the best interests of the shareholders. Details of the total remuneration paid to senior key management (defined as the executive team reporting to the Board of Directors) are set out in Note 27 of the consolidated Financial Statements.

Non-Executive Directors

Details of the remuneration paid to non- executive directors are set out in Note 19(b) to the consolidated Financial Statements.

Directors can only be appointed following selection by the Nomination Committee and approval by the Board and must be elected by the shareholders at the Annual General Meeting following their appointment. Ryanair’s Articles of Association require that all directors retire after a fixed period not exceeding three years. Directors can then offer themselves for re-election at the Company’s Annual General Meeting.

None of the non-executive Directors hold a service agreement with the Company that provides for benefits upon termination.

Executive Director

The Chief Executive of the Company is the only executive director on the Board. Details of the remuneration paid to the Chief Executive are set out in Note 19(a) to the consolidated Financial Statements.

The Company entered into an employment agreement with the Chief Executive on July 1, 2002 for a one year period to June 30, 2003. Thereafter, the agreement continues for successive annual periods but may be terminated with 12 months notice by either party. This employment agreement does not contain provisions providing for compensation on its termination.

Performance Related Bonuses

The Chief Executive and the key management team of the Company are eligible for a performance bonus and other bonuses dependent upon the achievement of certain financial targets.

Share Options

Details of the share options granted to executive and non-executive directors are set forth in Note 19(d) to the consolidated Financial Statements.

Details of employee share option plans are set forth in Note 15(c) to the consolidated Financial Statements.

Directors Pension Benefits

Details of the Chief Executive’s pension benefits are set forth in Note 19(c) to the consolidated Financial Statements.

Directors Shareholdings

The interests of each Director that held office at the end of fiscal 2012, in the share capital of the Company are set forth in Note 19(d) to the consolidated Financial Statements.

 Statement of Directors’ Responsibilities in respect of the Annual Report and the Financial Statements

The directors are responsible for preparing the Annual Report and the consolidated and Company financial statements, in accordance with applicable law and regulations.

Company law requires the directors to prepare consolidated and Company financial statements for each financial year.  Under that law, the directors are required to prepare the consolidated financial statements in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union (EU) and have elected to prepare the Company financial statements in accordance with IFRSs as adopted by the EU and as applied in accordance with the provisions of the Companies Acts, 1963 to 2012. In preparing the consolidated financial statements the directors have also elected to comply with IFRSs as issued by the International Accounting Standards Board (IASB).

The consolidated and Company financial statements are required by law and IFRSs as adopted by the EU, to present fairly the financial position of the Group and the Company and the performance of the Group.  The Companies Acts, 1963 to 2012 provide in relation to such financial statements that references in the relevant part of these Acts to financial statements giving a true and fair view are references to their achieving a fair presentation.

In preparing each of the consolidated and Company financial statements, the directors are required to:

•	select suitable accounting policies and then apply them consistently;

•	make judgements and estimates that are reasonable and prudent;

•	state that the financial statements comply with IFRSs as adopted by the EU as applied in accordance with the Companies Acts, 1963 to 2012 and IFRSs as issued by the IASB; and

•	prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group and the Company will continue in business.

Under applicable law and the requirements of the Listing Rules issued by the Irish Stock Exchange, the directors are also responsible for preparing a Directors’ Report and reports relating to directors’ remuneration and corporate governance that comply with that law and those Rules. In particular, in accordance with the Transparency (Directive 2004/109/EC) Regulations 2007 (the Transparency Regulations), the directors are required to include in their report a fair review of the business and a description of the principal risks and uncertainties facing the Group and Company and a responsibility statement relating to those and other matters, included below.

The directors are responsible for keeping proper books of account that disclose with reasonable accuracy at any time the financial position of the Group and Company and enable them to ensure that its financial statements comply with the Companies Acts, 1963 to 2012 and, as regards the consolidated financial statements, Article 4 of the IAS Regulation.  They are also responsible for taking such steps as are reasonably open to them to safeguard the assets of the Company and to prevent and detect fraud and other irregularities.

The directors are responsible for the maintenance of integrity of the corporate and financial information included on the Company’s website. Legislation in the Republic of Ireland governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Responsibility Statement, in accordance with the Transparency Regulations

Each of the directors, whose names and functions are listed on page 95 of the Annual Report confirm that, to the best of their knowledge and belief:

•
the consolidated financial statements, prepared in accordance with IFRSs as adopted by the EU, give a true and fair view of the assets, liabilities and financial position of the Group at March 31, 2012 and of its profit for the year then ended;

•
the Company financial statements, prepared in accordance with IFRSs as adopted by the EU, as applied in accordance with the Companies Acts, 1963 to 2012, give a true and fair view of the assets, liabilities and financial position of the Company at March 31, 2012, and

•
the Directors’ Report contained in the Annual Report includes a fair review of the development and performance of the business and the position of the Group and Company, together with a description of the principal risks and uncertainties that they face.

Also, as explained in Note 1 on page 137 of the consolidated financial statements, the Group, in addition to complying with its legal obligation to comply with IFRSs as adopted by the EU, has also prepared its consolidated financial statements in compliance with IFRSs as issued by the IASB.  The directors confirm that to the best of their knowledge and belief these consolidated financial statements give a true and fair view of the assets, liabilities and financial position of the Group at March 31, 2012 and of its profit for the year then ended.

On behalf of the Board

Mr. David Bonderman                               Mr. Michael O’ Leary
Chairman                                                      Chief Executive
July 27, 2012

Independent Auditor’s Report to the members of Ryanair Holdings plc

We have audited the consolidated and Company financial statements (“financial statements”) of Ryanair Holdings plc for the year ended March 31, 2012, which comprise the consolidated and Company balance sheets, the consolidated income statement, the consolidated statement of comprehensive income, the consolidated and Company statements of changes in shareholders’ equity, the consolidated and Company statements of cash flows and the related notes. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the Company’s members, as a body, in accordance with Section 193 of the Companies Act, 1990 and in respect of the separate opinion in relation to International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB), on terms that have been agreed. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditor’s report and in respect of the separate opinion in relation to IFRSs, as issued by the IASB, those matters that we have agreed to state to them in our report, and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditor

The directors’ responsibilities for preparing the Annual Report and the financial statements in accordance with applicable law and IFRSs as adopted by the European Union (EU), and their separate responsibilities for electing to prepare the consolidated financial statements in accordance with IFRSs as issued by the IASB, are set out in the Statement of Directors Responsibilities on pages 28 to 29.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (United Kingdom and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view in accordance with IFRSs as adopted by the EU and as issued by the IASB and, have been properly prepared in accordance with the Companies Acts, 1963 to 2012 and, in the case of the consolidated financial statements, Article 4 of the IAS Regulation.

We also report to you, in our opinion; whether proper books of account have been kept by the Company; whether at the balance sheet date, there exists a financial situation requiring the convening of an extraordinary general meeting of the Company under Section 40(1) of the Companies (Amendment) Act, 1983; and whether the information given in the Directors’ Report is consistent with the financial statements.  In addition, we state whether we have obtained all the information and explanations necessary for the purposes of our audit, and whether the Company balance sheet is in agreement with the books of account.

We also report to you if, in our opinion, any information specified by law or the Listing Rules of the Irish Stock Exchange regarding directors’ remuneration and transactions is not disclosed and, where practicable, include such information in our report.

We are required by law to report to you our opinion as to whether the description of the main features of the internal control and risk management systems in relation to the process for preparing the consolidated group financial statements, set out in the annual Corporate Governance Statement is consistent with the consolidated financial statements. In addition, we review whether the Corporate Governance Statement reflects the Company’s compliance with the nine provisions of the UK Corporate Governance Code and two provisions of the Irish Corporate Governance annex specified for our review by the Listing Rules of the Irish Stock Exchange, and we report if it does not. We are not required to consider whether the Board’s statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Company’s corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report, and consider whether it is consistent with the audited financial statements. The other information comprises only the Chairman’s and Chief Executive’s Reports; the Corporate Governance Report; the Operating and Financial Review; Principle Risks and Uncertainties; Critical Accounting Policies; Directors, Senior Management and Employees; Major Shareholders and Related Party Transactions; and the Directors’ Report. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (United Kingdom and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements.  It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group’s and Company’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement whether caused by fraud or other irregularity or error.  In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

•
the consolidated financial statements give a true and fair view, in accordance with IFRSs as adopted by the EU, of the state of the Group’s affairs as at March 31, 2012 and of its profit for the year then ended;

•
the Company financial statements give a true and fair view, in accordance with IFRSs as adopted by the EU, as applied in accordance with the provisions of the Companies Acts, 1963 to 2012 of the state of the Company’s affairs as at March 31, 2012;

•	the consolidated financial statements have been properly prepared in accordance with the Companies Acts, 1963 to 2012 and Article 4 of the IAS Regulation; and

•	The Company financial statements have been properly prepared in accordance with the Companies Acts, 1963 to 2012.

Other matters

As explained in Note 1 on page 137 of the consolidated financial statements, the Group, in addition to complying with its legal obligation to comply with IFRSs as adopted by the EU, has also prepared its consolidated financial statements in compliance with IFRSs as issued by the IASB. In our opinion, the consolidated financial statements give a true and fair view, in accordance with IFRSs as issued by the IASB, of the state of the Group’s affairs as at March 31, 2012 and of its profit for the year then ended.

We have obtained all the information and explanations which we considered necessary for the purposes of our audit. In our opinion, proper books of account have been kept by the Company. The Company’s balance sheet is in agreement with the books of account.

In our opinion, the information given in the Directors’ Report and the description in the annual corporate governance statement of the main features of the internal control and risk management systems in relation to the process for preparing the consolidated group financial statements is consistent with the financial statements.

The net assets of the Company as stated in the Company balance sheet on page 186 are more than half of the amount of its called up share capital, and, in our opinion, on that basis, there did not exist at March 31, 2012, a financial situation which, under Section 40(1) of the Companies (Amendment) Act, 1983, would require the convening of an extraordinary general meeting of the Company.

Sean O’Keefe
For and on behalf of
KPMG
Chartered Accountants, Statutory Audit Firm
July 27, 2012.
1 Stokes Place
St. Stephen’s Green
Dublin 2
Ireland

Presentation of Financial and Certain Other Information

As used herein, the term “Ryanair Holdings” refers to Ryanair Holdings plc. The term the “Company” refers to Ryanair Holdings or Ryanair Holdings together with its consolidated subsidiaries, as the context requires. The term “Ryanair” refers to Ryanair Limited, a wholly owned subsidiary of Ryanair Holdings, together with its consolidated subsidiaries, unless the context requires otherwise. The term “fiscal year” refers to the 12-month period ended on March 31 of the quoted year. The term “Ordinary Shares” refers to the outstanding par value 0.635 euro cent per share common stock of the Company. All references to “Ireland” herein are references to the Republic of Ireland. All references to the “U.K.” herein are references to the United Kingdom and all references to the “United States” or “U.S.” herein are references to the United States of America. References to “U.S. dollars,” “dollars,” “$” or “U.S. cents” are to the currency of the United States, references to “U.K. pound sterling,” “U.K. £” and “£” are to the currency of the U.K. and references to “€,” “euro,” “euros” and “euro cent” are to the euro, the common currency of seventeen member states of the European Union (the “EU”), including Ireland. Various amounts and percentages set out in this annual report on Form 20-F have been rounded and accordingly may not total.

The Company owns or otherwise has rights to the trademark Ryanair® in certain jurisdictions. See “Item 4. Information on the Company—Trademarks.” This report also makes reference to trade names and trademarks of companies other than the Company.

The Company publishes its annual and interim consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”). Additionally, in accordance with its legal obligation to comply with the International Accounting Standards Regulation (EC 1606 (2002)), which applies throughout the EU, the consolidated financial statements of the Company must comply with International Financial Reporting Standards as adopted by the EU. Accordingly, the Company’s consolidated financial statements and the selected financial data included herein comply with International Financial Reporting Standards as issued by the IASB and also International Financial Reporting Standards as adopted by the EU, in each case as in effect for the year ended and as of March 31, 2012 (collectively referred to as “IFRS” throughout).

The Company publishes its consolidated financial statements in euro. Solely for the convenience of the reader, this report contains translations of certain euro amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the converted amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated or at any other rate. Unless otherwise indicated, such U.S. dollar amounts have been translated from euro at a rate of €1.00 = $1.3334, or $1.00 = €0.7499, the official rate published by the U.S. Federal Reserve Board in its weekly “H.10” release (the “Federal Reserve Rate”) on March 31, 2012. The Federal Reserve Rate for euro on July 13, 2012 was €1.00 = $1.2232 or $1.00 = €0.8175. See “Item 3. Key Information—Exchange Rates” for information regarding historical rates of exchange relevant to the Company, and “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for a discussion of the effects of changes in exchange rates on the Company.

Cautionary Statement Regarding Forward-Looking Information

Except for the historical statements and discussions contained herein, statements contained in this report constitute “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements may include words such as “expect,” “estimate,” “project,” “anticipate,” “should,” “intend,” and similar expressions or variations on such expressions. Any filing made by the Company with the U.S. Securities and Exchange Commission (the “SEC”) may include forward-looking statements. In addition, other written or oral statements which constitute forward-looking statements have been made and may in the future be made by or on behalf of the Company, including statements concerning its future operating and financial performance, the Company’s share of new and existing markets, general industry and economic trends and the Company’s performance relative thereto and the Company’s expectations as to requirements for capital expenditures and regulatory matters. The Company’s business is to provide a low-fares airline service in Europe, and its outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting that business and the European economy. Forward-looking statements with regard to the Company’s business rely on a number of assumptions concerning future events and are subject to a number of uncertainties and other factors, many of which are outside the Company’s control, that could cause actual results to differ materially from such statements. It is not reasonably possible to itemize all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy. Among the factors that are subject to change and could significantly impact Ryanair’s expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for replacement aircraft and aircraft maintenance services, aircraft availability, costs associated with environmental, safety and security measures, terrorist attacks, actions of the Irish, U.K., EU and other governments and their respective regulatory agencies, fluctuations in currency exchange rates and interest rates, changes to the structure of the euro, airport handling and access charges, litigation, labor relations, the economic environment of the airline industry, the general economic environment in Ireland, the U.K. and elsewhere in Europe, the general willingness of passengers to travel, flight interruptions caused by volcanic ash emissions or other atmospheric disruptions, and other factors discussed herein. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 01 August, 2012

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary